EXHIBIT 99.5

August 27, 2021 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces its results for the quarter ended June 30, 2021 (“Q2 2021”).  The financial statements for Q2 2021, together with the related management’s discussion and analysis (“MD&A”), are available on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com.

Highlights

•	Generated revenue of US$2.73 million and gross profit of US$0.42 million in Q2 2021.
•	Produced 2,519 gold equivalent ounces (1) (1,725 ounces Au and 54,010 ounces Ag) and sold 1,457 gold equivalent ounces (1) (1,021 ounces Au and 29,202 ounces Ag).
•	Continued the Calcatreu gold/silver project baseline study and condemnation drilling in areas for future waste piles and a leach pad.
•	Completed 5,173 meters of RAB drilling at the Cap-Oeste Monte Leon target area to define size potential with a view to identifying additional material to place on the Cap Oeste leach pad.
•
Entered into a definitive option agreement with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly owned subsidiary, Australis S.A., to acquire a 75% undivided interest in the Homenaje gold/silver project, located in Santa Cruz, Argentina.

•	Entered into a definitive transfer agreement with Mirasol and Australis S.A., which grants Patagonia a 100% undivided interest in the Nico gold/silver project, located in Santa Cruz, Argentina.

(1) Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities during the period. The ratio for three months ended June 30, 2021 was 67.92:1 (2020 – 101.13:1). The ratio for the six months ended June 30, 2020 was 68.00:1 (2020 – 93.04:1).

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM and a qualified person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina.  The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project.  Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:
Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp
T: +54 11 5278 6950
E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.